FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING; OVERALLOTMENT OPTION EXERCISED

Gross Proceeds of US$10,450,000

Earmarked for Future Oil and Natural Gas Development

Calgary, Alberta – Monday, April 12, 2004 – JED Oil Inc. (Amex: JDO) today announced that it closed its initial public offering.  In addition to the 1,675,000 shares sold during the initial public offering, Gilford Securities, the lead underwriter of the offering, exercised its 225,000-share over-allotment option, resulting in net proceeds to JED Oil Inc. of approximately US$9,292,497.  With the closing of the initial public offering and the over-allotment option, JED now has 9,500,000 shares outstanding.  JED Oil plans to use the net proceeds of the offering for future oil and natural gas development.

Commenting on JED’s business plan, Reg Greenslade, Chairman and CEO stated, “With this additional capital, we intend to concentrate our efforts on the development of oil and natural gas properties.  Building upon our team’s prior experience, our focus will be on drilling infield and step-out wells and the completion of other productive zones within existing wells.  Our plan is to finance the cost of the development activities in exchange for a working interest in the properties, rather than direct property acquisitions.”

The senior management of JED includes Reg Greenslade, Chairman and CEO, Tom Jacobsen, President and COO, Bruce Stewart, CFO, and Tom Dirks, Vice President of Geology.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman & CEO

Sarah Torres (212) 836-9611

(403) 537-3250

www.theequitygroup.com